04035973

BI-BI

26 July 2004

RECEIVED
2004 AUG -4 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiaries in PRC
2) Term Loan / Revolving Credit Facility Agreement

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588
Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan

RECEIVED
2004 AUG -4 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WANT WANT HOLDINGS LTD

INCORPORATION OF A NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated a wholly-owned subsidiary in Anhui Province, Hefei City High-Tech Industrial Economic Development Zone, People's Republic of China, known as Hefei Want Want Foods Ltd ("HWWFL").

HWWFL has a registered capital of US$3 million and its principal activities include manufacturing, processing and distribution of food products, dairy products, snack foods, beverages and other related products and services.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/07/2004 to the SGX

WANT WANT HOLDINGS LTD

Term Loan / Revolving Credit Facility Agreement

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that Wingate Overseas Holdings Ltd (the "Borrower") (a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands with an authorised share capital of US$50,000) has entered into a 3-year US$130 million (the "Facility") term loan / revolving credit facility agreement (the "Facility Agreement") with a syndicate of banks and financial institutions (the "Lenders") arranged by ABN AMRO Bank N.V. (the "Coordinating Arranger").

Under the Facility Agreement, the Company has agreed to act as guarantor in respect of the indebtedness of the Borrower under the Facility Agreement; and the rights and claims of the Company in relation to all sums due from the Borrower to the Company will be subordinated to the sums payable by the Borrower under the Facility Agreement.

It is intended that the proceeds from the Facility be used for refinancing the existing US$50 million syndicated loan of the Company and its subsidiaries (the "Group"). The balance US$80 million revolving credit facility will be drawn down as and when required for capital expenditure and general working capital purposes of the Group during the 3 year period.

The Facility is not expected to have a material effect on the net tangible assets per share and earnings per share of the Company for the current financial year ending 31 December 2004.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/07/2004 to the SGX